                       SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                AMENDMENT NO. 1
                                 ON FORM U-1/A

                                  APPLICATION

                                   UNDER THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                                  BEC ENERGY
                             BOSTON EDISON COMPANY
                              800 Boylston Street
                         Boston, Massachusetts  02199
            (Name of company or companies filing this statement and
                    address of principal executive offices)



                                   BEC ENERGY
                             BOSTON EDISON COMPANY
                        c/o Theodora S. Convisser, Esq.
                             BOSTON EDISON COMPANY
                              800 Boylston Street
                          Boston, Massachusetts  02199
                           Telephone:  (617) 424-2000
                  (Names and addresses of agents for service)

                                  Copies to:

                              David A. Fine, Esq.
                                 Ropes & Gray
                            One International Place
                         Boston, Massachusetts  02110
                          Telephone: (617) 951-7000

     BEC Energy, a Massachusetts business trust ("Holding Company"), hereby amends its Application on Form U-1 in File No. 70-9057 as follows:

     1. "Item 1. Description of Proposed Transaction" is amended by deleting the words "the Massachusetts Department of Public Utilities (the "Massachusetts DPU") appearing in the last sentence of the first paragraph of "Parties" (Item 1.A), and replacing them with the words "the Massachusetts Department of Telecommunications and Energy (formerly, the Massachusetts Department of Public Utilities) (the "Massachusetts DPU" or "DPU")". This change is made to reflect the recent change in the name of the referenced state agency from the Department of Public Utilities to the Department of Telecommunications and Energy.

     2. "Item 3. Applicable Statutory Provisions" is amended by amending and restating "Economies and Efficiences" (Item 3.A.2.b.1) in its entirety as follows:

     "Many economies and efficiencies would result from the holding company structure, in the areas of financing opportunities, proper allocation of risk, and decreased regulatory burden.

     (a)  Capital Structure and Financing Opportunities

     As the Commission has found in analogous cases, a holding company structure permits adjustments of a utility's capital ratios to appropriate levels through dividends to, or equity investments from, the holding company. See, e.g., WPL Holdings, Inc., 49 SEC Docket at 1257. This ability to adjust the components of Boston Edison's capital structure would also increase general financial flexibility, allowing Boston Edison to take advantage of more attractive financing opportunities that might not otherwise be available. See CIPSCO Inc., 47 SEC Docket at 179.

     The flexibility associated with a balanced capital structure permits the issuance of various types of securities under any conditions and thus increases the potential for cost reduction. As the Commission has noted in similar circumstances, "(l)ower-cost financing can enhance efficient utility operations and benefit ratepayers and senior security holders." KU Energy Corp., 50 SEC Docket at 296.

     The Restructuring should also help to broaden the holding company system's financial base and its investment appeal by reducing the system's dependence on its utility operations. This diversity should also increase financing alternatives and efficiencies, since financing may be tailored to the specific needs and circumstances of the individual utility and non-utility businesses.

     (b)  Insulation and Separation of Utility from Non-Utility Business.

     The holding company structure will help insulate Boston Edison's customers and Boston Edison's security holders from the risks of unregulated businesses by allowing the enterprise to pursue such businesses through newly created subsidiaries of Holding Company. Because non-utility businesses of the holding company will be conducted through separate subsidiaries, any liabilities incurred by those subsidiaries will generally not constitute liabilities of the utility subsidiaries. Under the current structure, in which unregulated activity is conducted through subsidiaries of the utility, the risks of diversified business ventures are considered when determining the overall risk of the utility operations. By separating unregulated ventures into separate corporate entities, the holding company structure reduces the riskiness of the utility. This reduced risk exposure should enable Boston Edison to raise new preferred and debt capital at a lower cost than might be possible if unregulated businesses were direct subsidiaries of Boston Edison. As the Commission has stated in similar circumstances, "(t)he insulation of the utility businesses... from any risks of diversification and the resulting lower costs should tend toward more efficient and economical operation of the utility businesses . . . ." CIPSCO, Inc., 47 SEC Docket at 180. Ratepayers benefit because a utility's balanced capital structure and financial flexibility can reduce the utility's overall cost of capital. Since the cost of capital is one element in determining rates, lower cost of capital results in lower rates for electricity customers.

     (c) Regulatory Efficiency

     Although much of the anticipated benefits from reorganization are not yet quantifiable, one area in which Boston Edison expects savings from the proposed restructuring is in the area of regulatory expense. Without a holding company structure, Boston Edison must seek Massachusetts DPU approval under M.G.L. ch. 164 17A whenever it desires to invest funds in diversified activities. Based upon its experiences with the regulatory process, Boston Edison anticipates that the employee time and regulatory expense for outside consultants involved in obtaining such approvals would be significant. As an example, in 1993 Boston Edison petitioned for authorization under Massachusetts law to invest up to $45 million in a wholly owned non-utility subsidiary to invest in certain business ventures. The process of securing such regulatory approval in that case took approximately three months and cost over $200,000. Because Boston Edison is a utility company, additional investments in these ventures and other similar investments it may make in the future would require obtaining Massachusetts DPU approval and, therefore, making similar expenditures of time and money, expenditures which a non-utility generator would not face.

     The Commission has noted in analogous cases that these kinds of financial and organizational advantages satisfy Section 10(c)(2). See KU Energy Corporation, 50 SEC Docket at 297; CIPSCO, Inc., 47 SEC Docket at 180; WPL Holdings, Inc., 49 SEC Docket at 1258. Moreover, a Commission finding of "efficiencies and economies" may be based "on the potential for economies presented by the acquisition even where these are not precisely quantifiable." In the Matter of American Elec. Power Co., Holding Company Act Release
No. 35-20633, [1978 Transfer Binder] Fed. Sec. L. Rep. (CCH) Para. 81, 647, at 80, 608 (July 21, 1978). In this case, the Restructuring promises to provide significant financial and organizational advantages, and the resulting substantial potential economies and efficiencies should be found to meet the standard of Section 10(c)(2)."

     3. "Item 6. Exhibits and Financial Statements" is amended by (i) supplying Exhibit D-2, "Determination of the DPU"; (ii) restating the Method of Filing of Exhibit D-2 in its entirety as "Filed herewith"; (iii) supplying Exhibit D-4, "Determination of the FERC"; (iv) restating the Method of Filing of Exhibit D-4 in its entirety as "Filed herewith"; (v) supplying Exhibit D-6, "Determination of the NRC"; and (vi) restating the Method of Filing of Exhibit D-6 in its entirety as "Filed herewith".

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                     BEC ENERGY

Date: April 22, 1998             By: /s/ JAMES J. JUDGE
                                     ----------------------------------
                                     James J. Judge, Senior Vice
                                     President and Treasurer
                                     (Signature and printed name
                                     and title of signing officer)


                                     BOSTON EDISON COMPANY

Date: April 22, 1998             By: /s/ JAMES J. JUDGE
                                     ----------------------------------
                                     James J. Judge, Senior Vice
                                     President and Treasurer
                                     (Signature and printed name
                                     and title of signing officer)

                                 EXHIBIT INDEX

EXHIBIT
  NO.      DESCRIPTION                 DESIGNATIONS (IF ANY)
D-2        Determination of the DPU
D-4        Determination of the FERC
D-6        Determination of the NRC